

SECU[illegible] ION

12061112

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2010 (MM/DD/YY) AND ENDING November 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Security Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23200 Cass Avenue
(No. and Street)

Woodland Hills (City) California (State) 91364 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A Leach (818) 225-9529
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard A Leach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Security Corporation, as of November 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 4th day of January, 2012 by Richard A. Leach proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

By: [signature]
Signature

President
Title



OLGA LEIER
Commission # 1927067
Notary Public - California
Los Angeles County
My Comm. Expires Mar 27, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Investment Security Corporation:

We have audited the accompanying statement of financial condition of Investment Security Corporation (the Company) as of November 30, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Security Corporation as of November 30, 2011, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 5, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com
Los Angeles New York Oakland Seattle

WE FOCUS & CARE

Investment Security Corporation
Statement of Financial Condition
November 30, 2011

Assets

Cash	$	29,255
Commissions receivable		2,732
Accounts receivable		3,750
Property and equipment, net		1,415
Prepaid expense		840
Total assets	$	37,992

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$	2,527
Income taxes payable		2,314
Total liabilities		4,841

Stockholder's equity

Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		10,000
Retained earnings		22,151
Total stockholder's equity		33,151
Total liabilities and stockholder's equity	$	37,992

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Income
For the Year Ended November 30, 2011

Revenues	
Commissions	$ 353,275
Fee based income	43,117
Total revenues	396,392
Expenses	
Commission expense	285,809
Communications	579
Occupancy and equipment rental	9,000
Professional fees	43,478
Taxes, other than income taxes	2,536
Other operating expenses	37,261
Total expenses	378,663
Net income (loss) before income tax provision	17,729
Income tax provision	3,114
Net income (loss)	$ 14,615

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended November 30, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at November 30, 2010	$ 1,000	$ 10,000	$ 7,536	$ 18,536
Net income (loss)	-	-	14,615	14,615
Balance at November 30, 2011	$ 1,000	$ 10,000	$ 22,151	$ 33,151

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended November 30, 2011

	Amount
Balance at November 30, 2010	$ -
Increase:	
Issuance of subordinated notes	-
Accrual of interest	-
Decrease:	
Payment of subordinated notes	-
Payment of interest	-
Balance at November 30, 2011	$ -

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Statement of Cash Flows
For the Year Ended November 30, 2011

Cash flow from operating activities:		
Net income (loss)		$ 14,615
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 1,060	
(Increase) decrease in assets:		
Commissions receivable	(2,009)	
Accounts receivable	(1,117)	
Prepaid expense	(90)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(3,412)	
Commissions payable	1,814	
Income taxes payable	1,025	
Total adjustments		(2,729)
Net cash provided by (used in) operating activities		11,886
Net cash provided by (used in) in investing activities		-
Net cash provided by (used in) financing activities		-
Net increase (decrease) in cash		11,886
Cash at beginning of year		17,369
Cash at end of year		$ 29,255
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 2,523	

The accompanying notes are an integral part of these financial statements.

Investment Security Corporation
Notes to Financial Statements
November 30, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Investment Security Corporation (the "Company") was incorporated in California, on January 21, 1999, as a registered broker-dealer under the Securities Exchange Act of 1934. The Company received operating approval from the National Association of Securities Dealers ("NASD") on November 29, 1999. The Company operates on a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including to serve in the capacity as the broker dealer for the offering and selling of private placements, mutual funds, and variable insurance products at the retail level.

There is common ownership of the Company and the Law Officers of Richard A. Leach ("Law Offices").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and fee income are recognized when earned, with related commission expenses accrued concurrently.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through January 5, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Investment Security Corporation
Notes to Financial Statements
November 30, 2011

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Copier	$	3,000	5
Total cost of property and equipment		3,000	
Less: accumulated depreciation		(1,585)	
Property and equipment, net	$	1,415	

Depreciation expense for the year ended November 30, 2011 was $1,060.

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

		Current		Deferred		Total
Federal	$	1,915	$	-	$	1,915
State		1,199		-		1,199
Total income tax expense (benefit)	$	3,114	$	-	$	3,114

Note 4: COMMITMENTS AND CONTINGENCIES

Commitments

The Company continues to be a defendant in a quasi-class action case filed by tenant-in-common investors in a real estate structure transaction. None of the investors were customers of the Company. No trial date has been set. The Company believes that the lawsuit is without merit with respect to the Company.

In 2010, the Company was named in two separate FINRA arbitration proceedings. In September 2011, a hearing was held in the first of these cases and resulted in a denial of all claims asserted by the Claimant. A hearing on the second case is scheduled for February of 2012. The Company believes that this case is also without merit.

Note 4: COMMITMENTS AND CONTINGENCIES (Continued)

In 2011, the Company was named as a defendant in a quasi-class case, filed in Delaware bankruptcy court, brought by the Trustee of the Bankruptcy case. The Trustee appears to have purchased the claims from tenant-in-common investors relating to a bankrupt sponsor. The Company was also named as a defendant by the same Trustee in a Delaware federal court involving the same matter. The Company believes that both lawsuits are without merit with respect to the Company.

Note 5: RELATED PARTY TRANSACTIONS

An overhead allocation agreement relating to business offices, in conformity with FINRA rules, exists between the Company and Richard Leach, individually and his Law Office, whereby the two parties share certain overhead and general expenses based upon a percentage allocation. During the fiscal year ended November 30, 2011, the Company paid $13,779 to the Law Firm for non-legal services performed by employees of the Law Firm for the benefit of the Company. The Company paid $13,003 to the Company's general counsel for legal services performed for the benefit of the Company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending November 30, 2011, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2009-01	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (ASC 105) - a Replacement of FASB Statement No. 162	After September 15, 2009
2010-06	Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements	After December 15, 2009
2010-09	Subsequent Events (ASC 855): Amendments to Certain Recognition and Disclosure Requirements	After February 24, 2010
2009-16	Accounting for Transfers of Financial Assets (ASC 860) - an Interpretation of FASB Statement No. 140	After November 15, 2009
2009-17	Consolidations (ASC 810) - Improvements to Financial Reporting by Enterprises with Variable Interest Entities	After November 15, 2009

Investment Security Corporation
Notes to Financial Statements
November 30, 2011

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on November 30, 2011, the Company had net capital of $26,941 which was $21,941 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($4,841) to net capital was 0.18 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $2,405 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 29,346
Adjustments:		
Retained earnings	$ (2,315)	
Non-allowable assets	(90)	
Total adjustments		(2,405)
Net capital per audited statements		$ 26,941

Investment Security Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of November 30, 2011

Computation of net capital		
Common stock	$ 1,000	
Additional paid-in capital	10,000	
Retained earnings	22,151	
Total stockholder's equity		$ 33,151
Less: Non-allowable assets		
Accounts receivable	(3,750)	
Property and equipment, net	(1,415)	
Commission receivable, in excess of payable	(205)	
Prepaid expense	(840)	
Total non-allowable assets		(6,210)
Net capital		26,941
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 323	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 21,941
Ratio of aggregate indebtedness to net capital	0.18 : 1	

There was a difference of $2,405 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated November 30, 2011 (See Note 9).

See independent auditor's report

Investment Security Corporation
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of November 30, 2011

A computation of reserve requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Investment Security Corporation
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of November 30, 2011

Information relating to possession or control requirements is not applicable to Investment Security Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditor's report

Investment Security Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended November 30, 2011



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Investment Security Corporation:

In planning and performing our audit of the financial statements of Investment Security Corporation (the Company), as of and for the year ended November 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 5, 2012

Investment Security Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended November 30, 2011